UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Alaska Communications Systems Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

01167P101

(CUSIP Number)

Michael T. Prior

President and Chief Executive Officer

ATN International, Inc.

500 Cummings Center

Beverly, Massachusetts 01915

(978) 619-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 01167P101

1	NAMES OF REPORTING PERSONS
ATN International, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,739,709(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,739,709(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock covered by the Voting Agreement (discussed in Items 3, 4 and 5 below).

(2) Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(The terms used above are defined in Items 1-4 of this Schedule 13D).

CUSIP No. 01167P101

1	NAMES OF REPORTING PERSONS
Project 8 Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,739,709(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,739,709(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock covered by the Voting Agreement (discussed in Items 3, 4 and 5 below).

(2) Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(The terms used above are defined in Items 1-4 of this Schedule 13D).

CUSIP No. 01167P101

1	NAMES OF REPORTING PERSONS
Project 8 Buyer, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,739,709(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,739,709(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock covered by the Voting Agreement (discussed in Items 3, 4 and 5 below).

(2) Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(The terms used above are defined in Items 1-4 of this Schedule 13D).

Item 1. Security and Issuer

This statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of Alaska Communications Systems Group, Inc., a Delaware corporation (“Alaska Communications”). Alaska Communications has its principal executive offices at 600 Telephone Avenue, Anchorage, Alaska 99503. Each of the Reporting Persons disclaims the existence of a “group” as between Parent, Holdco and ATN (as defined below), and disclaims beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of any securities held directly by the other Reporting Persons. This report shall not be deemed to be an admission that any of the Reporting Persons are a “group” for purposes of Rule 13d-5 of the Exchange Act.

Item 2. Identity and Background

(a) – (c), (f) This statement is filed by the following persons:

i.	Project 8 Buyer, LLC., a Delaware limited liability company (“Parent”);
ii.	Project 8 Capital, LLC, a Delaware limited liability company (“Holdco”), which is the sole owner of Parent; and
iii.	ATN International, Inc., a Delaware corporation (“ATN”), which is an owner of Holdco.

Each of Parent and Holdco were formed in connection with the Merger Agreement and Merger (as defined below). The principal business of ATN is providing telecommunications services. The business address and principal executive offices of Parent, Holdco and ATN are 500 Cummings Center, Beverly, Massachusetts 01915.

For information with respect to the identity and background of each executive officer and director of each Reporting Person, see Schedule A attached hereto.

(d), (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified on Schedule A has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the Agreement and Plan of Merger (the “Merger Agreement”) dated December 31, 2020, among Alaska Communications, Parent and Project 8 MergerSub, Inc. a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), TAR Holdings, LLC, a holder of Common Stock (the “Voting Agreement Stockholder”), entered into a voting agreement (the “Voting Agreement”) with Parent, dated December 31, 2020, which is more fully described in Item 4, whereby the Voting Agreement Stockholder agreed to vote all of the shares of Common Stock currently beneficially owned by the Voting Agreement Stockholder or acquired by the Voting Agreement Stockholder during the term of the Voting Agreement (such currently held or after acquired shares of Common Stock, the “Shares”) in favor of the Merger (as defined below) and related matters.

The Reporting Persons did not pay additional consideration to the Voting Agreement Stockholder in exchange for its execution and delivery of the Voting Agreement. A copy of the Merger Agreement and Voting Agreement were filed as Exhibit 2.1 and 10.1, respectively, to ATN’s Current Report on Form 8-K filed on January 4, 2021, and each is incorporated by reference herein.

Item 4. Purpose of Transaction

(a), (b) On the terms, and subject to the conditions, of the Merger Agreement, Merger Sub will merge with and into Alaska Communications (the “Merger”), with Alaska Communications continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

Pursuant to the Voting Agreement, the Voting Agreement Stockholder has agreed, among other things, to vote or cause to be voted any issued and outstanding shares of Common Stock beneficially owned by the Voting Agreement Stockholder, or that may otherwise become beneficially owned by the Voting Agreement Stockholder, during the term of the Voting Agreement, (i) in favor of adopting and approving the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of Alaska Communications contained in the Merger Agreement or of the Voting Agreement Stockholder contained in the Voting Agreement, and (iii) against any Acquisition Proposal (as defined in the Merger Agreement) or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreement. The Voting Agreement Stockholder is permitted to transfer its shares by sale in the open market through a broker dealer.

The Voting Agreement will automatically terminate upon the earliest of (i) the vote of stockholders on the Merger, (ii) any termination of the Merger Agreement, (iii) an Adverse Recommendation Change as defined in and made in accordance with the Merger Agreement and (iv) the date that is 14 months after the signing of the Merger Agreement.

Subject to the following paragraph and the terms of the Voting Agreement, the Voting Agreement Stockholder also granted Parent an irrevocable proxy granting Parent the right to vote such Voting Agreement Stockholder’s Shares in favor of and against such matters.

The proxy granted by the Voting Agreement Stockholder shall automatically be terminated upon the termination of the Voting Agreement, as described above.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors and officers of Alaska Communications will be replaced by the directors and officers of Merger Sub and will hold office until their successors are duly elected or appointed or qualified.

(e) Pursuant to the Merger Agreement, Alaska Communications will not pay any dividends on, or make other distributions on, any of its capital stock.

(f) Not applicable.

(g) Pursuant to the terms of the Merger Agreement, Alaska Communications will not, nor will it permit any of its subsidiaries to, solicit alternative transactions or, subject to certain exceptions, participate in discussions relating to an alternative transaction or furnish non-public information relating to an alternative transaction.

(h), (i) Upon consummation of the Merger, the Common Stock will each cease to be listed on the Nasdaq Stock Market LLC and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

(j) Not applicable.

The foregoing summary of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement filed as Exhibit 2 hereto and to the Merger Agreement filed on Form 8-K by ATN on January 4, 2021, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a), (b) Prior to December 31, 2020, none of the Reporting Persons was a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any shares of Common Stock.

As a result of entering into the Voting Agreement, the Reporting Persons may be deemed to have the power to vote, and to be the beneficial owner of, 4,739,709 shares of Common Stock, representing approximately 8.8% of the Common Stock deemed outstanding under applicable SEC rules. The foregoing beneficial ownership calculations are based upon the representations of Alaska Communications and the Voting Agreement Stockholder, including those contained in the Merger Agreement and the Voting Agreement.

To the best of the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a stockholder of Alaska Communications with respect to the Shares and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreement.

(c) Except as described herein, there have been no transactions in shares of Common Stock by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d), (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the matters set forth herein in response to Items 3 and 4 above, the Reporting Persons are not, and to the best knowledge of the Reporting Persons, none of the persons listed in Schedule A are, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Alaska Communications, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated December 31, 2020, by and among Alaska Communications Systems Group, Inc., Project 8 Buyer, LLC, and Project 8 MergerSub, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by ATN International, Inc. on January 4, 2021).

Exhibit 2	Voting Agreement, dated December 31, 2020, by and between Project 8 Parent, LLC and TAR Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by ATN International, Inc. on January 4, 2021).

Exhibit 3	Joint Filing Agreement, dated as of January 8, 2021, by and among ATN International, Inc., Project 8 Capital, LLC and Project 8 Buyer, LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2021

ATN International Inc.

By:	/s/ Michael Prior
Name:	Michael Prior
Title:	President and Chief Executive Officer

Project 8 Capital, LLC

By:	/s/ Michael Prior
Name:	Michael Prior
Title:	President

Project 8 Buyer, LLC

By:	/s/ Michael Prior
Name:	Michael Prior
Title:	President

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

DIRECTORS AND EXECUTIVES OFFICERS

OF THE REPORTING PERSONS

I. DIRECTORS AND EXECUTIVE OFFICERS OF ATN INTERNATIONAL, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of ATN International, Inc. are set forth below.

ATN INTERNATIONAL, INC. DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship
Michael T. Prior	President and Chief Executive Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Bernard J. Bulkin	Former Director of Refining Business – British Petroleum.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

James S. Eisenstein	Chairman and Chief Executive Officer – Grupo TorreSur	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Richard J. Ganong	Former Partner – Tudor Investment Corporation	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

John C. Kennedy	Founder and Chief Executive Officer – Platform Science, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Pamela F. Lenehan	President – Ridge Hill Consulting, LLC	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Liane J. Pelletier	Former Chief Executive Officer and Chairman – Alaska Communications Systems Group, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Charles J. Roesslein	Co-Founder – Austin Tele-Services Partners, LP	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

ATN INTERNATIONAL, INC. EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Citizenship
Michael T. Prior	President and Chief Executive Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Justin D. Benincasa	Chief Financial Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Brad Martin	Executive Vice President, Business Operations – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

William F. Kreisher	Senior Vice President, Corporate Development – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Mary Mabey	Senior Vice President, General Counsel and Secretary – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

II. MANAGERS AND EXECUTIVE OFFICERS OF PROJECT 8 CAPITAL, LLC

The name, citizenship, business address, and present principal occupation or employment of each of the managers and executive officers of Project 8 Capital, LLC are set forth below.

PROJECT 8 CAPITAL, LLC MANAGERS

Name	Present Principal Occupation	Present Business Address	Citizenship
Jason Block	Partner and Chief Investment Officer – Freedom 3 Capital, LLC	Freedom 3 Capital, LLC 12 East 49th Street, 27th Floor New York, NY 10017	U.S.A.

Daniel Tamkin	Partner and Chief Operating Officer – Freedom 3 Capital, LLC	Freedom 3 Capital, LLC 12 East 49th Street, 27th Floor New York, NY 10017	U.S.A.

Michael T. Prior	President and Chief Executive Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Justin D. Benincasa	Chief Financial Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Brad Martin	Executive Vice President, Business Operations – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

PROJECT 8 CAPITAL, LLC EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Citizenship
Michael T. Prior	President and Chief Executive Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

William F. Kreisher	Senior Vice President, Corporate Development – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Brad Martin	Executive Vice President, Business Operations – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Justin D. Benincasa	Chief Financial Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Michele Satrowsky	Vice President and Corporate Treasurer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Mary Mabey	Senior Vice President, General Counsel and Secretary – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

III. MANAGERS AND EXECUTIVE OFFICERS OF PROJECT 8 BUYER, LLC

The name, citizenship, business address, and present principal occupation or employment of each of the managers and executive officers of Project 8 Buyer, LLC are set forth below.

PROJECT 8 BUYER, LLC MANAGERS

Name	Present Principal Occupation	Present Business Address	Citizenship
Jason Block	Partner and Chief Investment Officer – Freedom 3 Capital, LLC	Freedom 3 Capital, LLC 12 East 49th Street, 27th Floor New York, NY 10017	U.S.A.

Daniel Tamkin	Partner and Chief Operating Officer – Freedom 3 Capital, LLC	Freedom 3 Capital, LLC 12 East 49th Street, 27th Floor New York, NY 10017	U.S.A.

Michael T. Prior	President and Chief Executive Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Justin D. Benincasa	Chief Financial Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Brad Martin	Executive Vice President, Business Operations – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

PROJECT 8 BUYER, LLC EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Citizenship
Michael T. Prior	President and Chief Executive Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

William F. Kreisher	Senior Vice President, Corporate Development – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Brad Martin	Executive Vice President, Business Operations – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Justin D. Benincasa	Chief Financial Officer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Michele Satrowsky	Vice President and Corporate Treasurer – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.

Mary Mabey	Senior Vice President, General Counsel and Secretary – ATN International, Inc.	ATN International, Inc. 500 Cummings Center, Suite 2450 Beverly, MA 01915	U.S.A.